Filed by Wejo Group Limited
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Virtuoso Acquisition Corp.
SEC File No.: 001-39913
Date: September 20, 2021

• weJo

Forward-Looking Statements. This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021, including the preliminary proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law. No Offer or Solicitation. This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. Important Information About the Proposed Business Combination and Where to Find It. In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021. The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov ). INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation. Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available. Disclaimer • weJO ©Wejoltd. 2

Wejo's Mission and Its Impact



Richard Barlow
Founder & CEO, Wejo

Wejo stands for **We Journey**.

My vision has always been to **transform connected vehicle data** into **data for good**, revolutionizing the way we live, work and travel.

Wejo is a leader **in connected vehicle data**. Wejo onboards and standardizes over 16 billion data points every day, directly from live connected vehicles. This vast, unique data set enables Wejo to deliver mobility intelligence products, as live streams, aggregated data and OEM applications.

Wejo began life as a **data monetization platform** where we are demonstrating leadership and scaling past traffic management. We're now building **SaaS** solutions for and with OEMs, delivering unique intelligence about vehicle use and performance. Wejo SaaS solutions also create incredible experiences for drivers such as crowd sharing of curbside parking availability, reducing emissions and congestion.

Ultimately, Wejo expects to become the communications and data stack for all connected vehicles.


SAFER ROADS
LESS CONGESTION
REDUCED EMISSIONS
UNIQUE INSIGHTS
DRIVER DELIGHT
"The connected vehicle market will grow from ~11% today to 44% of all carsby 2030"

wejo © Wejo Ltd.

Source: Wejo management, PTOLEMUS Consulting

4

Weio at a Glance DATA POINTS INGESTED ACTIVE LIVE STREAMING VEHICLES OEMs & TIER ls WEJO DATA SUPPLY 10 11 17 50 MILLION Vehicle supply base TRILLION+ MILLION+ 16 BILLION Data points ingested per day 391 BILLION Miles cu rated MARKETPLACES WEJO TEAM CUSTOMER & PARTNER AGREEMENTS 200+ 225+ 332 6.3 PETABYTES Data ingested 48.8 BILLION journeys CONTINENTS PENDING+ GRANTED PATENTS INSTAGRAM FOLLOWERS -414 THOUSAND 4 24+1 5 Data points ingested per second 73 MILLION MILLION journeys per day • weJO © Wejo Ltd. Source: Wejo management 5

Seller Rollover Proceeds to Selling Shareholders Cash to Balance Sheet Estimated Transaction Expenses Total Uses

Wejo Holds a Leading Position in a Massive Addressable Market

Connected Vehicle 2030 Market Size

Represents the entire estimated size of the market for connected vehicle data

Wejo's 2030 Serviceable Addressable Market

Wejo's SAM consists of opportunities in 8 fields of use and SaaS solutions for OEMs & Tier 1s

Wejo Sales Today

Wejo's sales today is almost entirely driven by Traffic Management (Marketplace)

~5-10X Others In Market Today Reflecting Strong Data and Products Available


Connected Vehicle
Data Market Size
$500bn+
Wejo SAM
$61bn

wejo © Wejo Ltd.

Source: Market sizing data per PTOLEMUS Consulting, Gartner and Wejo internal research

7

The Universe of Connected Vehicles is Rapidly Expanding "'Cl (I) .... (.) (I)'"' C Vl C C 0 ,Q u ::! .._L o'--' ,._ (I) (/) ...c .5!l E -~ :, ..c z (I) ~> 0 .... 0 f- 2015 2016 wejo © Wejo Ltd. From 2020 to 2030, the total number of connected vehicles is projected to triple lOx Growth 226 196 14 2017 2018 2019 2020 2021 2022 2023 481 439 2024 2025 2026 2027 In 2030, connected vehicles to account for 44% of all cars globally 600 561 522 Wejo connected vehicle supply base (est) Connected vehicles live on Wejo platform 2028 2029 2030 Source: Market sizing data per PTOLEMUS Consulting, Gartner and Wejo internal research 8

Wejo's Growth: Proven Model, New Products

Wejo has proven traction in Traffic Management and Advertising, driving growth through 6 new products over the next 3 years

Live Today

- Traffic Mgt
- Advertising
- SaaS Solutions

Demonstrated value in Traffic Management with key customers purchasing data including traffic, journey, environmental, road networks, and more

Future Products & Target Customers

2021 · 2022 · 2023

- Fleet Management Services
- Usage Based Insurance
- Remote Diagnostics
- Car Sharing & Rental
- Roadside Assistance
- Payments

Source: Wejo management

wejo © Wejo Ltd.
9

Weio benefits from multiple competitive advantages Wejo's strategic moat is supported by many unique and sustainable differentiators OEM Relationships Wejo has strong relationships forged with OEM and Tier ls globally as preferred partner, allowing access to broad and deep vehicle attributes from embedded telematics devices. Volume & Quality of Data Wejo receives data from over ll.3m live vehiclesin near real-time from a supply base of over 50 million, processing around 414k data points per second and ingesting 16.lb data points per day on average. Standardization of Data Wejo ADEPT provides a neutral platform that delivers near real-time standardization of OEM data in a variety of formats, and the ability to unlock uniquely valuable insights from over 391 billion miles and 45 billion journeys for consumers of all kinds. Machine Learning Insights Wejo utilizes advanced machine learning capabilities to deliver rich data formats that customers can easily consume. wejo © Wejo Ltd. Product Innovation Wejo focuses on market creation through product innovation, including data, insight and application products aligned to specific verticals, producing monetization opportunities. OEM & Tier l SaaS Solutions Wejo offers a growing range of SaaS solutions for OEMs and Tier ls, enabling them to unlock further value in connected car data across the vehicle development, sales and ownership lifecycle. Gold Standard Compliance Superior internal controls designed to operate within a rapidly evolving regulatory environment, including ISO 27001 certification. Platform Patent Process Wejo's platform is protected with 24 pending and l granted patent, with well defined processes for protecting and growing IP. lO

INVESTORS

"Invest in Wejo with Us"

Industry Leaders are Partnering, and Co-investing in Wejo Equity Opportunity for the Following Markets:

Infrastructure Platforms:	Analytics Platforms:	Automotive Platforms:	Transportation Pricing Platforms:
Microsoft	Palantir	gm	SOMPO JAPAN

"Connected vehicle data creates the potential to drive broad transformation across industries. With Wejo's extensive and growing data assets on Azure, **together we have the opportunity to help customers make better business decisions, provide differentiated customer experiences, find new revenue streams and drive future innovation.**"

Sanjay Ravi, Microsoft
General Manager, Automotive, Mobility, & Transportation

"There are many analytics and software companies in the auto market, **but the partnership between Palantir and Wejo has very meaningful real-world applications.** Applications that will enable the creation of a connected auto industry where participants can drive exponential value from of the massive amounts of data they own."

Ted Mabrey, Palantir
Head of Commercial Business Development

"Our partnerships with Wejo and Palantir have many unique benefits. **Wejo extends our ability to leverage data across insurance and beyond, from co-creating new insurance products for connected vehicles to proactively addressing mobility issues facing aging populations.** With Palantir, we are accelerating our mission to create a digital universe for security, health and wellbeing."

Koichi Narasaki, Sompo Holdings
Chief Digital Officer

wejo
© Wejo Ltd.
11

Wejo is a Leader in the Connected Vehicle Data Market Backed by Key Strategic Investors Including gm HELLA Microsoft Palantir SOMPO HOLDINGS



Location
Dynamics
Vehicle Status
Powertrain
Environment
Diagnostic
Camera
In-Cabin
1 Source & Protect Unstructured Data
Cloud Data Centers
Analytics
2 Standardize Data & Generate Insights
wejo
3 Disrupt & Create Products
Data Streams
Data Packages
Developer Interfaces
Mobile Apps
Web Apps
In-Car Apps
Traffic Management
Mapping & Navigation
Construction & Real Estate
Parking & Fuel
Insurance
Fleet & Leasing
Vehicle Maintenance
Car Sharing & Rental
Retail & Entertainment
Advertising
Roadside Assistance
Emergency Services
4 Grow Market Demand
5 Monetize Data
6 SaaS Revenue from OEMs & Tier 1s

wejo © Wejo Ltd.

Source: Wejo management

13

Wejo Engages with OEMs & Tier 1s

gm | FCA | RENAULT | HONDA

DAIMLER | HYUNDAI | NISSAN | BMW

JAGUAR | LAND ROVER | BENTLEY | Ford

SUBARU | HELLA | COSWORTH | LUCID

2021	2025
10.7 million live vehicles 50 million supply base	est 120+ million live vehicles est 200 million supply base

Why OEMs & Tier 1s Engage with Wejo

- **Data capture**: Wejo enables OEMs & Tier 1s to optimize sensor data capture and transmission
- **Product**: Wejo turns billions of data points from 100s of sensors into **powerful products**
- **Compliance and regulation**: Disciplined approach to compliance and internal control policies to manage Wejo and partners' data
- **Sales**: Wejo sales teams working in multiple fields of use on a **revenue share** basis
- **SaaS**: OEMs & Tier 1s gain mobility intelligence from their own vehicles and components, informing product roadmaps and addressing customers' needs

Source: Wejo management

wejo
© Wejo Ltd.
14

Product Lines: Data Marketplace & SaaS

Through its Data Marketplace and SaaS product lines, Wejo maximizes revenue opportunities from proprietary data sets and platform capabilities

Wejo Marketplace
~$30bn SAM

- Data fees
- Platform fees
- Product/application usage fees

wejo

Wejo SaaS
~$31bn SAM

- Licensing fees
- Platform and hosting fees
- Product/application usage fees
- Professional services

A proven, scalable business model

Source: Market sizing data per PTOLEMUS Consulting, Gartner and Wejo internal research wejo
© Wejo Ltd.
15

Significant Customer Engagement Over 3,500 prospects From qualification to discovery $120mm+ of pipeline value Total contract value in funnel 1000+ new leads every month New customer opportunities $30bn SAM Breadth & depth of target customers wejo © Wejo Ltd. Source Wejo management Live Customers Include JNRIX, e A RR IVALI ST II '"""'"" ~ TRANSPORTATION ~ COALITION \, e ECONOLITE Ill d i URBAN LOG IQ GEOTAB. monogemenl by measurement i waycare II Flow Labs 332 agreements @ • esr1 ATKINS Member of the SNC-Lavalin Group ~ ARICDPA ASS OCIATION of GOVERNMENTS Pipeline & Target Customers Include FICO Service King COLLISION PROGREIIIVE l, GUIDEWIRE 73% 98% repeat buy customer retention ~ PURDUE C,,_,j""" UN IVERS IT Y e "Weio has been a strategic partner with Purdue in developing big data processing techniques that can be scaled nationally. " "The Weio data set allows us to directly measure traffic performance in real-time and make decisions in minutes." Darcy Bullock Director, joint Transportation Research Center, Purdue University abra SOMPO HOLDINGS ~ JAF ~ 11ielse11 16

Wejo's Proprietary Technology Positions It For Market Leadership

Wejo ADEPT (**A**utomotive **D**ata **E**xchange **P**latform & **T**echnology) is Wejo's proprietary and award-winning cloud platform designed to support and maximize the value in connected vehicle data.

Source-agnostic interfaces provide flexible integration with OEM and Tier 1 data, whilst the high-performance architecture rapidly identifies any data issues. Data is harmonized, enriched and transformed into unique intelligence products for marketplace customers and SaaS solutions for OEMs and Tier 1s.

All solutions are protected by Wejo's Regulatory Wrapper.



OEMs & Tier 1s
wejo | ADEPT
Data Ingress
Transform
Validate & Enrich
Filter & Aggregate
Data Lake
Wejo Common Data Model
Wejo Insight Model
Data Science & Machine Learning
Consent Management
Business Intelligence
Regulatory Wrapper & Information Security
Data Egress
SaaS
Products
Traffic Management
Advertising
Fleet & Leasing
Remote Diagnostics
Usage Based Insurance
Car Sharing & Rental
Roadside Assistance
Integrated Payments
SaaS Solutions for OEMS & Tier 1s

Wejo ADEPT is already performing at scale

10 TRILLION	16 BILLION	73 MILLION	391 BILLION
Data points ingested	Data points ingested per day	Journeys analyzed per day	Total miles curated

wejo © Wejo Ltd.

Source: Wejo management

18

Wejo Marketplace & SaaS Solutions Accelerate Customer Value

For Marketplace Customers


wejo
Create a Wejo ID
Create account


wejo
Dashboards
Downtown Detroit
Intersection Performance


wejo
North-West Chicago
CHICAGO


wejo
64th St Southbound
935
37.9%

For OEMs & Tier 1s


3D PARKING INNOVATION


ROAD INTELLIGENCE


VEHICLE INSIGHTS

wejo © Wejo Ltd.

Source: Wejo management

19

• • • • • Global eCommerce Company 1■ Microsoft Mapping ABOUT MICROSOFT AND WEJO Microsoft invested in Wejo in June 2021 and formed a strategic partnership, enabling Wejo to move its cloud infrastructure to Microsoft Azure and benefit from a strong commercial alliance. Microsoft is separately a Wejo customer, leveraging Wejo to enhance its mapping products. SOLUTIONS Optimize Microsoft Bing mapping products Identify new roads and routes for mapping app users Leverage historical and near real-time data sets from Wejo KEY FACTS 30% NEW MULTI YEAR MAPPING ROUTES RECURRING REV "Being able to position our own proprietary data against Wejo data has led to a quick and easy evaluation." Catalin Capota Principal Architect. Microsoft wejo © Wejo Ltd. Logistics ABOUT THE CUSTOMER A "last mile" shipping and delivery service that gets e-commerce orders to its customers. It was launched in 2015 with two objectives in mind; reduce shipping time and increase customer satisfaction. SOLUTIONS Optimize delivery to complex addresses such as apartments, shopping malls, based on Wejo origin-destination analysis Identify the optimal routing from depots on key delivery routes based on road network detection and traffic analytics KEY FACTS 30% ALL CUSTOMERS BETTER ROUTING ALL LOCATIONS "The Wejo data showed us 30% more roads around our new storage and delivery depos. which will enable us to deliver with more accuracy, less wastage and less road usage" 21

• • • • • • t;-=1PURDUE ~ UN IVE RS I TY. Fleet Management ABOUT PURDUE UNIVERSITY Purdue University's Joint Transportation Research Program facilitates collaboration between the Indiana Do T **Short description** SOLUTIONS Reduce collisions through road network re-design based on Wejo's driving events data Make near real time decision on work zone safety signage and travel time predictions Supply solutions to Indiana and multiple other US Do Ts. KEY FACTS 17,SOOx 20 ORDERS GAIN IN PRODUCTIVITY SINCE JANUARY 2020 "We can now carry out a month's worth of analysis within 45 mins, that previously would have taken 2-3 years, all using the Wejo data" Darcy Bullock Director, joint Transportation Research Center, Purdue University wejo © Wejo Ltd. GEOTAB Traffic Management ABOUT GEOTAB Geotab Inc. specializes in connecting commercial vehicles to the internet and providing web-based analytics for fleet management solutions. SOLUTIONS Leverage Wejo Vehicle Movements and Wejo Driving Events data for the whole of the US, using Google Big Ouery Combine Wejo data with Geotab's telemetry data, applying machine learning and analytics, Geotab delivers smart city insights such as transportation patterns and road conditions Deliver near real-time live stream data in 2022 KEY FACTS 18 STATE BIG DATA RFI DELIVERED AT SCALE "The Google BigOuery Transfer service is impressive: it processed 24 folders of simulated hourly data in less than 7 minutes (totalling 5,546,542,572 records!)" Emilie Corcoran Data Engineer, GEOTAB 22

• • • • • Construction Civil Engineering ABOUT HDR HDR partners with clients to connect the right engineering, architecture, environmental & construction services experience & expertise for their projects. SOLUTIONS Wejo Vehicle Movements data has enabled HDR to win new business HDR have conducted speeding and congestion studies to serve customers across 5 US states HDR customers such as Florida and Nevada Do Ts have used HDR's Wejo solution to replace outdated data capture methods KEY FACTS 5 COVID NEW CUSTOMER CONTRACTS WON IMPACT ANALYSIS "Not only were we able to get pre-covid data and compare it to pandemic data but we were also able to get origin to destination. speed data for simulation calibration. and field verification of queues. Wejo's raw data set allows us to get answers to questions we had previously not thought to ask." Kevin Johns. Transportation Simulation Specialist. HOR wejo © Wejo Ltd. <H> SaaS Solutions HYUnDRI ABOUT HYUNDAI Hyundai Motor Company is a major Korean OEM, which part-owns Kia Corporation and fully owns Genesis Motor and EV sub-brand, loniq. SOLUTIONS A service to detect in real-time the parking lot location. floor. and indoor location of a customer vehicle. which can be indoors and not served by GPS High-precision data analysis and modelling. using Wejo ADEPT's Common Data Model. data science and analytics "Quote in here" Legend: visualization of vehicles parlked by floor and bay in a multi-storey car park not served by GPS Kyounglim Yun. EVP, Strategy & Technology Division. Hyundai Motor Group 23

24

Positioned to Grow Rapidly While Driving Profitability 2021 - 2025 0 $mm 2020 A 2021 E 2022 E 2023 E 2024 E 2025 E CAGR Revenue growth driven by higher number of live connected vehicles, • Net Revenue . .1~ .}.- .. $4.3 .. . J.?.~- .. $11.~ .- .. _ _ _ $}, 25 .. $764 265% ] new fields of use, improved OEM ···- ·······- ·······- ·······- ·······- ·······- ··· revenue share economics and SaaS % Marketplace 99% 64% 52% 72% 83% 80% % Saas <1% 36% 48% 28% 17% 20% delivered to OEMs • • Gross sales per connected vehicle Gross Margin NM 9% 43% 55% 64% 69% grows at a CAGR of ~101% over the 5- year period, driven by leveraging • Operating Expenses $24 $59 $121 $145 $154 $215 35% data across multiple fields of use and Technology and Development $5 $20 $37 $50 $62 $65 multiple products Sales and Marketing $7 $15 $37 $49 $61 $74 • Gross Margin increases driven by General and Administration $10 $21 $45 $50 $62 $72 leveraging technology. and change in ... .... .. mix of fields of use - expect continued e ..... . .. improvement as Wejo scales d·usted EBITDA -$23 -$57 -$105 -$77 $29 $315 Ad;usted EB/TOA Margin NM NM NM NM 9% 42% • Operating leverage significant in technology & development. general & administrative as well as sales & Other Information marketing Gross Sales $4 $10 $43 $232 $621 $1,355 245% • Profitability breakeven point in mid- 0 Gross Sales per Connected Vehicle $0.40 $0.71 $1.45 $4.63 $7.91 $11.65 101% 2024E Connected Vehicles on ADEPT (millions) 9 14 30 55 55 124 73% e Long-term EBITDA Margin targeted at OEMs Monetizing by Region 3 7 20 27 34 41 steady state of ~50% - achieve 42% by 2025 with growth in gross margin and impact of operating leverage • weJo ©Wejoltd. Source: Wejo management 26

Global Blended Unit Economics by $14 Field of Use ■ Advertising $12 ■ Traffic Info $10 ■ RDS $6 ■ Roadside Assistance $6 Car Sharing & Rental $4 ■ FMS Leasing UBI $2 ■ Payment Unit Economics by Region Vehicle Volumes Sensor Availability & Product Sophistication Traffic Management Advertising Remote Diagnostic Services Roadside Assistance wejo © Wejo Ltd. Gross Sales Unit Economic Growth Factors 2021 $0.71 0.7.0 NA $0.76 RoW $0.10 e / ...ill( Predictive 0 ..111111111111 Decision Support ~ ..... 4(j Source Data 2022 $1.45 NA $1.69 $0.05 $1.36 RoW $0.44 e ◄ 2023 $4.63 $3.23 NA I $5.33 RoW $2 .02 e < 2024 $7.91 NA $5.57 0. 65 $3.47 $156 $1.14 RoW $4.05 2025 $11.65 NA $13 .24 $0.94 $3.74 $3 20 $2.35 RoW $6.27 Source: Wejo management 27

Proposed Capital Raise Fully Funds The 5-Year Plan Acceleration of OEM Onboarding Roll Out Of New Products Regional Expansion wejo © Wejo Ltd. $125mm $125mm $75mm Wejo continues to invest in onboarding current and future OEMs to deliver a growing supply of connected vehicle data that can be standardized, enriched and delivered to unlock new applications Wejo continues to invest in its robust product pipeline to create new offerings and services for its connected vehicle data customers across existing markets and generate demand in new fields of use Wejo plans to invest in building the infrastructure required to offer SaaS to OEMs and Tier l Automotive Suppliers Transition from 3rd party Cloud Services to direct hosting through Wejo Cloud Wejo plans to leverage its leading position in North America and continue its expansion into Europe and Rest of World Source: Wejo management 28

✓ ✓ ✓ Transaction Overview Sources & Uses ($mm) Cash in T rust1 PIPE Proceeds2 Cash on Balance Sheet Seller Rollover3 Total Sources Seller Rollover3 Cash to Balance Sheet1-2 Estimated Transaction Expenses4 Total Uses Illustrative Pro Forma Ownership1•2•3•5 5% l. Assumes no redemptions of VOSO shares ■ Wejo Rollover Equity ■ PIPE Investors ■ SPAC Investors VOSO Sponsor 2. Reflects fully committed $125mm PIPE at $10.00 per share 3. Assumes $46.5mm existing convertible loan notes converted to equity prior to transaction close $230 125 30 651 $1,066 $651 325 60 $1,066 Pro Forma Valuation ($mm) Share Price x Pro Forma Shares Outstanding1-2.3.5 Pro Forma Equity Value - Pro Forma Cash + Pro Forma Debt Pro Forma Implied Enterprise Value Multiples6 Enterprise Value I 2024E Net Revenue Enterprise Value I 2025E Net Revenue Key Highlights Existing Wejo shareholders are rolling 100% of their equity Transaction fully funds 5-year business plan $10.00 109.3 $1,093 (325) 32 $800 2.5x 1.0x The transaction is targeted to close in 03 2021 pending SEC review and satisfaction of customary closing conditions 4. Estimated transaction expenses for deferred underwriting fees, PIPE, M&A advisory, legal, accounting, and other miscellaneous deal-related expenses for Wejo and VOSO 5. Assumes a $10.00 share price. Proforma ownership excludes dilutive impact of ~18.lmm warrants with an exercise price of $11.50. 6.0mm earn-out shares issuable to Wejo shareholders (earned ratably upon the achievement of share price thresholds of $15.00. $18.00. $21.00. and $24.00) and management equity incentive plan shares that exist or may be awarded (including 5.8mm shares issuable to Wejo's CEO if the share price reaches $50 00) and any out-of-the-money options 6. TEV / Net Revenue multiples based on 2024E and 2025E Net Revenue of $325mm and $764mm, respectively • weJO © Wejo Ltd. 29 wejo © Wejo Ltd. Comparable Company Analysis High Growth Data and Information Providers Data Analytics and Infrastructure High Growth Vertical Software Otonomo1 1 ) Cla1 rivate~ ♦:) CoStarGroup· alteryx §1 . !:::::::] C3.a1 g 154% '23-25E 69% 2025E 42% 2025E MSCI ~ '- 'Tradeweb Z zoominfo 16% 53% 49% 15.6x 39.9x Source: Company filings. investor presentations. equity research. CapitallO as of 9/17/2021 DATADOG ~ , elastic • mongoDB. g Palantir * snowflake splunk> sumo logic 25% 76% 12% 20.0x NM l Otonomo Investor Presentation. February 2021; Market statistics based on NASDAO:OTMO closing price as of 9/17/2021 @ppfoho· Duck Creek Technologies 1 1 1 ncino. Q2 w eeva 20% 61% 11% 19.3x NM otonomo 142% '23-25E 60% 2025E 21% 2025E l.9x / 0.9x 2024E I 2025E 125.3x I 4.2x 2024E I 2025E 30

Wejo's Intrinsic Value is Well Above Transaction Value Transaction Value $0.50bn -90% Discount to Intrinsic Value Comparable Valuation Sensitivity Analysis $6.lbn Based on High Growth Data and Information Providers peers revenue multiple range of 16.5x -20.5x -90% Discount to Intrinsic Value $5.lbn $6.6bn Based on Data Analytics & Infrastructure peers revenue multiple range of 18.0x -22.0x --------------------------------------------------------- Post-Money Enterprise Value wejo © Wejo Ltd. Source CapitallO as of 9/17/2021 l. Based on $764mm of 2025E Net Revenue 16.Sx - 20.Sx 2025E Wejo Net Revenue1 @ 20% Discount for 4 years 18.0x - 22.0x 2025E Wejo Net Revenue1 @ 20% Discount for 4 years 31

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